December 16, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Launchpad Cadenza Acquisition Corp I
Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-291425)

Ladies and Gentlemen:

Pursuant to Rule 473(c) of the Securities Act of 1933 (the “Act”), the following delaying amendment, prescribed by Rule 473(a) of the Act, is hereby incorporated into the facing page of Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-291425) filed by Launchpad Cadenza Acquisition Corp I on December 15, 2025:

“The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such dates as the Commission, acting pursuant to said section 8(a), may determine.”

If you have any questions or comments in connection with this delaying amendment, please contact Stephen P. Alicanti of DLA Piper LLP (US) at (212) 335-4783. Thank you for your assistance.

Very truly yours,

Launchpad Cadenza Acquisition Corp I

/s/ Max Shapiro
Max Shapiro
Chief Executive Officer

cc:	Stephen P. Alicanti (DLA Piper LLP (US))